EXHIBIT 99.1

Infill Drilling at Fury’s Hinge Target Continues to Intercept Multiple Zones of Gold Mineralization

VANCOUVER, Canada – November 28, 2023 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide additional results from the 2023 infill drilling program at the Hinge Target at the high-grade Eau Claire gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The Hinge Target infill program has increased confidence in the geological model and potential for expansion of the Eau Claire resource to the west. Drilling continues to intercept multiple zones of gold mineralization including 5.5 metres (m) of 4.52g/t gold and 3.0m of 3.34g/t gold from 23EC-069; 1.0m of 20.20g/t gold and 3.5m of 3.51g/t gold from 23EC-070; 1.0m of 19.55g/t gold from 23EC-066; and 3.5m of 3.82g/t gold from 23EC-067 (Table 1; Figure 1). Results from an additional eleven drill holes are still being processed for the Hinge Target.

“We are pleased to announce that we have completed approximately 19,000m within 31 holes drilled between the Hinge Target at the Eau Claire deposit and the Percival Prospect, 14km to the east. We not only exceeded our planned 15,000m of drilling for this year’s program, but we also came in under budget,” commented Tim Clark, CEO of Fury, “Going forward, we have 16 more drill holes pending results and we reiterate that Fury remains one of the best positioned junior explorers in the sector.”

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Table 1: Current Eau Claire Drill Results

Hole ID		From	To	Length (m)	Au (g/t)	Te (g/t)
23EC-066		231.5	232	0.50	10.50	0.14
		350	351	1.00	19.55	0.03
		511	512.5	1.50	2.97	0.12
		671	674	3.00	1.23	1.82
23EC-067		364	364.5	0.50	4.61	4.15
		377.5	378.5	1.00	4.55	0.38
		403.5	408	4.50	1.17	1.31
		480	481	1.00	3.52	0.32
		702.5	706	3.50	3.82	5.43
	Incl.	704.5	706	1.50	6.05	8.23
23EC-069		409.5	411.5	2.00	1.24	2.11
		445.5	450	4.50	1.89	2.21
		471	474	3.00	1.45	2.19
		572	573.5	1.50	2.17	4.42
		588.5	591	2.50	1.54	8.38
		643.5	646.5	3.00	3.34	4.10
		650	655.5	5.50	4.52	6.79
	Incl.	650	654	4.00	5.71	8.54
23EC-070		320.5	322	1.50	3.58	0.88
		341	343	2.00	1.16	2.16
		348	349.5	1.50	2.40	1.59
		393.5	395.5	2.00	1.82	3.15
		402	404	2.00	2.61	5.13
		438	439.5	1.50	1.94	2.38
		480.5	484	3.50	3.51	5.21
	Incl.	481.5	482.5	1.00	8.04	11.55
		488	489	1.00	2.57	3.06
		531	532	1.00	5.06	5.54
		559.5	560.5	1.00	20.20	41.60
		571.5	574	2.50	1.47	2.12
		620	621	1.00	2.09	2.65
23EC-071	No significant intervals

Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m

Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m

Downhole thickness was used due to the unknown zone orientations

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Western Hinge Target

The Hinge Target sits immediately to the west, adjacent to the high-grade Eau Claire gold deposit. Drilling to date has identified nineteen discrete sub-vertical quartz tourmaline veins concentrated in two 100m wide corridors. The Hinge Target extends to the west of the deposit by over 400m with vertical continuity of veining of approximately 300m and remains open both to the west and up and down dip (Figure 2). The 2023 exploration program at the Hinge Target focused on tightening the nominal drill spacing to 60-80m to demonstrate the continuity of the mineralized vein corridors for eventual inclusion in an updated mineral resource estimation at Eau Claire.

“The Hinge Target has proven to be relatively predictable. The drill intercepts are within 1-2m of where our models predicted they would be and this provides a lot of confidence as we move forward into the resource modeling and estimation workflow. Our Quebec-based technical team and contractors delivered well above expectations this season and we are looking forward to the results from the remaining eleven drill holes at the Hinge and five at and along trend of the Percival Prospect,” stated Bryan Atkinson, SVP, Exploration of Fury.

Figure 1: Eau Claire Resource Long Section Looking North showing the location of the reported drill intercepts and the overall scale potential of the Hinge Target.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Eau Claire – Fold Hinge

Intercepts at the Western Fold Hinge Target

Looking East
B
B'
23EC-066
23EC-067
23EC-071
23EC-069
23EC-070
22.77 g/t Au over 1.5m
2.62 g/t Au over 5m
2.56 g/t Au over 7.5m
3.51 g/t Au over 3.5m
20.2 g/t Au over 1m
5.9 g/t Au over 2.5m
5.73 g/t Au over 3.5m
4.65 g/t Au over 4.5m
1.94 g/t Au over 5.5m
3.34 g/t Au over 3m
4.52 g/t Au over 5.5m
incl. 5.71 g/t Au over 4m
3.82 g/t Au over 3.5m
19.55 g/t Au over 1m
4.79 g/t Au over 3.5m
14.19 g/t Au over 1m
15.3 g/t Au over 1.5m
20.6 g/t Au over 1m
3.73 g/t Au over 3.5m
5.86 g/t Au over 3.5m
10.35 g/t Au over 1m
2.37 g/t Au over 14m
2.77 g/t Au over 6m
21.4 g/t Au over 1m
5.75 g/t Au over 4m
300 m
Legend
Latest Fury Drill Hole
Previously Released Fury Drill Hole
Historical Drill Hole
Vein Corridor
Drill Intercept¹ / Block Model Au g/t
10
5
2.5
1
0.5

Plan View
North Limb Target
B
23EC-066
Hinge Target
23EC-067
Eastern Expansion
Gap Zone
Basalt
B'
300 m

Figure 2: Cross Section of the Hinge Target Looking East, showing the multiple stacked sub vertical veins.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (22% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future work at the Hinge or Eau Claire areas will increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com